Exhibit 99.3

Excerpts from Asta Funding, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2016 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on January 28, 2016.

COMPENSATION DISCUSSION & ANALYSIS

We seek to have compensation programs for our named executive officers that are intended to achieve a variety of goals, including, but not limited to:

•	attracting and retaining talented and experienced executives in the competitive debt buying industry;

•	motivating and fairly rewarding executives whose knowledge, skills and performance are critical to our success; and

•	providing fair and competitive compensation.

In determining executive compensation for fiscal year 2015 (ended on September 30, 2015), the Compensation Committee articulated as its central goal the continuation of its policy of having the compensation paid to the named executive officers reward them for Company-wide and individual performance and better link pay and performance. This policy is intended to assure that our compensation practices are competitive with those in the industry. Our Chief Executive Officer, as he did for certain prior fiscal years, assisted the Compensation Committee in determining compensation for the other named executive officers.

For compensation payable in fiscal year 2016 (ending on September 30, 2016), the Compensation Committee, as it has done for certain prior fiscal years, engaged a professional compensation consultant, Adams Consulting Group, LLC (“Adams”) to provide benchmarking data (using, principally, relevant published survey analysis and proxy analysis), make suggestions, and assist it in the compensation process. The baseline for Adams’ analysis for fiscal year 2016 was the report it issued in October 2014 (the “Prior Year Adams Report”), which the Compensation Committee used in determining executive compensation payable in fiscal year 2015. In particular, Adams issued a report to the Compensation Committee in October 2015 (the “Current Year Adams Report”) incorporating the material elements of the Prior Year Adams Report. First, data for the salary surveys were selected based upon one or more of the following criteria: (i) industry group; (ii) geographic location; and (iii) company revenue. Second, Adams conducted a competitive market analysis of comparable positions, for the named executive officers, by utilizing, for base salary, surveys from Towers Watson, World at Work and The Conference Board, and for annual cash bonuses and long-term incentive compensation, certain of the surveys used in the Prior Year Adams Report; for director compensation, the Current Year Adams Report is based on compensation data contained in the Prior Year Adams Report. Third, Adams used proxy analysis to assess executive officer and director compensation. Such analysis was based on the proxy data used in the Prior Year Adams Report, which included 16 public companies within the same industry and approximate revenue size as us. Fourth, Adams focused on the base salary, annual bonus and long-term incentive/equity compensation of the Chief Executive Officer (who also serves as our president), the Chief Financial Officer (who also serves as our secretary), the Senior Vice President (who also serves as president of GAR Disability Advocates, LLC (“GAR Disability Advocates”) and the General Counsel (who also serves as our chief compliance officer), and on the annual retainers (as chairman and member) and equity compensation of the various committee members, as well as the separate annual retainer for each independent director.

With respect to the named executive officers, the Current Year Adams Report recommended that the Compensation Committee consider recommending to the Board that it (i) adjust annual base salaries by 4.0% to 7.0%, depending upon individual performance and other relevant factors and (ii) increase annual cash bonuses, basing such bonuses on performance. However, the Current Years Adams Report also recommended that the Board retain the flexibility to offer extraordinary compensation to any or all of the named executive officers, in the form of cash or equity, to reflect, as applicable, individual or group accomplishments, changing business objectives or needs and retention issues.

With respect to the directors, the Current Year Adams Report recommended that the Compensation Committee consider recommending to the Board that it consider making an annual equity award to each Board member approximately equal to $50,000, $5,000 more than the annual retainer of $45,000. This recommendation was based on Adams’ finding that “total direct compensation” (annual retainer plus equity) for the Board members was very low compared to market values.

On November 10, 2015 the Compensation Committee met to review the Current Year Adams Report and formulate its recommendations to the Board with respect to executive base salary and Board retainers, as applicable, for fiscal year 2016 and for cash bonus (named executive officers only) and equity or equity-based grants to be made in fiscal year 2016 but which relate to fiscal year 2015 performance. With respect to executive compensation for the named executive officers, the Compensation Committee determined, in pertinent part, that (i) no increases should be made to the base salary of any of the executive officers, (ii) no annual bonuses should be paid to any of the executive officers, and (iii) no equity or equity-based compensation awards should be made to any of the executive officers.

Underlying the Compensation Committee’s determination that the base salaries of the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Senior Vice President should be kept at fiscal year 2014 levels were three main factors: (i) individual performance levels; (ii) market risks; and (iii) retention dynamics within the Company and the industry.

The same considerations informed the Compensation Committee’s determination with respect to bonuses and equity or equity-based awards to these officers, with one exception. In particular, the Compensation Committee took note of the Company’s payment to the Chief Financial Officer, in August 2015, of a one-time bonus of $100,000, in recognition of his hard work in assisting the Company resolve two governmental reviews, one by the IRS and one by the SEC, in fiscal year 2015. These reviews related to an inquiry by the IRS with respect to the Company’s 2009 through 2013 federal income tax returns and by the Division of Corporation Finance of the SEC principally with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013. The Compensation Committee took note, in evaluating whether the Chief Financial Officer should be paid a bonus in fiscal year 2016 for fiscal year 2015 performance, that the $100,000 bonus reflected fiscal year 2015 performance.

With respect to director compensation, the Compensation Committee determined that it would recommend to the Board that annual retainers be kept at fiscal year 2014 (ending on September 30, 2014) and fiscal year 2015 levels and, consistent with the treatment of the executive officers, that no equity or equity-based awards should be made to any of the directors.

The Board approved the Compensation Committee’s recommendations for executive and director compensation for fiscal year 2016.

Elements of Executive Officer Compensation

Overview. Total compensation paid to our executive officers is divided among three principal components. Base salary is generally fixed and does not vary based on our financial and other performance. Other components, such as cash bonuses and stock options or other equity or equity-based awards, are variable and dependent upon our market performance. Historically, judgments about these elements have been made subjectively. In the case of stock options, the value is dependent upon our future stock price and, accordingly, such awards are intended to reward the named executive officers for favorable Company-wide performance.

Our Compensation Committee reviews total compensation to see if it falls in line with peer companies and may also look at overall market data. For compensation payable in fiscal year 2016, the Compensation Committee determined that our compensation program was generally competitive with the members of our peer group. Our goal to promote pay for performance emphasizes the variable elements of overall compensation over fixed base salaries. In this regard, it is our policy to emphasize long-term equity awards over short-term cash bonuses, as the long-term awards are intended to align with goals such as total shareholder return. Each of the three elements of executive compensation has been determined by evaluating the recommendations set forth in the Current Year Adams Report, as well as our analysis of our financial performance, overall economic conditions and certain individual achievements, such as successful completion of assigned tasks.

Base Salary. We pay our executives a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program. Base salaries are established, in part, based on the executive’s individual position, responsibility, experience, skills, historic salary levels and the executive’s performance during the prior year. We are also seeking over a period of years to align base compensation levels comparable to our competitors and other companies similarly situated. We generally do not view base salaries as primarily serving our objective of paying for performance.

For compensation payable in fiscal year 2015, based on our financial performance, uncertain macroeconomic conditions, the recommendations contained in Prior Year Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers and the SEC and IRS reviews described above, we generally held the salary levels of the named executive officers constant. The sole exception was the Senior Vice President, whose salary was increased by 40%, to $280,000 annually. This increase was the second part of an increase in the base salary for the senior vice president decided earlier in fiscal year 2014 and planned to be effective as of the end of such fiscal year or soon thereafter. It actually took effect as of January 1, 2015.

For compensation payable in fiscal year 2016, based on our financial performance, uncertain macroeconomic conditions, the recommendations contained in the Current Year Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers, we held the salary levels of the named executive officers constant. We believe that for fiscal year 2016, our salary levels are sufficient to retain our existing executive officers and hire new executive officers when and as required.

Cash Incentive Bonuses. Consistent with our emphasis on pay-for-performance incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance during the year.

For fiscal year 2014 service and performance, based on our on our financial performance, uncertain macroeconomic conditions, the recommendations contained in the Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers and the SEC and IRS reviews described above, we did not award cash bonuses to any of our named executive officers to be paid in fiscal year 2015.

For fiscal year 2015 service and performance, based on our financial performance, uncertain macroeconomic conditions, the recommendations contained in the Current Year Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers we awarded a cash bonus only to our Chief Financial Officer, in recognition of his hard work in assisting the Company resolve the SEC and IRS reviews. The amount of this bonus, which was paid in August 2015, was $100,000.

Equity and Equity-Based Compensation. We believe that stock options and other forms of equity or equity-based compensation are an important long-term incentive for our executive officers and other employees and generally align officer interest with that of our stockholders. They are intended to further our emphasis on pay-for-performance.

For fiscal year 2014 service and performance, based on our financial performance, uncertain macroeconomic conditions, the recommendations contained in the Prior Year Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers and the SEC and IRS investigations described above, we did not award stock options or any other forms of equity or equity-based compensation.

For fiscal year 2015 service and performance, based on our financial performance, uncertain macroeconomic conditions, the recommendations contained in the Current Year Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers and the SEC and IRS investigations described above, we did not award stock options or any other forms of equity or equity-based compensation.

We do not have any formal plan or obligation that requires us to grant equity or equity-based compensation to any executive officer on specified dates. In recent years, we have developed the practice of considering equity or equity-based grants (and bonuses) at about the time our audit of the prior fiscal year is completed to reward executives for work in the completed year. However, we reserve the right to re-visit these matters during the year. The authority to make equity or equity-based grants to our executive officers rests with our full Board of Directors based upon recommendations made by the Compensation Committee. The Committee considers the input of our Chief Executive Officer in setting the compensation of our other executive officers, including in the determination of appropriate levels of equity or equity-based grants.

Severance and Change-in-Control Benefits. We are currently not a party to any employment agreements, although historically we have provided our executive officers with employment contracts. In January 2007, we entered into a three-year employment agreement with Gary Stern. Mr. Stern’s employment agreement expired on December 31, 2009. This agreement was not renewed and Mr. Stern is continuing in his current roles at the discretion of the Board of Directors until a new agreement is signed.

Share Retention

We have a share retention policy which is applicable to members of our Board of Directors. Under this policy, each Board member is expected to maintain on an ongoing basis at least 5,000 shares of the Company’s common stock. Shares received through stock options and restricted stock grants count toward satisfying this requirement.

Director Compensation

For fiscal year 2015 performance, based on our financial performance, uncertain macroeconomic conditions, the recommendations contained in the Current Year Adams Report and our evaluation thereof with respect to the relative performance of our named executive officers and the SEC and IRS investigations described above, we held retainers for directors, committee chair positions and committee member positions constant and did not award stock options or any other forms of equity or equity-based compensation.

Regulatory Considerations

We account for the equity compensation expense for our employees under the rules of FASB Accounting Standard Codification 718, “Compensation — Stock Compensation,” or ASC 718.

We are contemplating the adoption of claw back policies with respect to performance-based bonuses and equity grants and any other incentive compensation with respect to which the Dodd-Frank Act requires such claw back policies. We anticipate adopting such claw back policies when applicable Securities and Exchange Commission rules under the Dodd-Frank Act are adopted. In this regard, we take note that, on July 8, 2015, the SEC issued a proposed rule on claw back requirements under the Dodd-Frank Act. Compliance with this rule will not be required, however, until the SEC finalizes it and the applicable stock exchange issues listing standards with respect to the final rule and such listing standards become effective.

In addition, we take note that, on April 29, 2015, the SEC issued a proposed rule relating to the pay-for-performance disclosure requirements under the Dodd-Frank Act. This rule has yet to be finalized, and once it is finalized and becomes effective for the Company, our compensation disclosures will reflect the requirements of such rule.

We also take note that, on April 5, 2015, the SEC issued a final rule implementing the chief executive officer pay ratio disclosure requirements under the Dodd-Frank Act. The disclosure requirements take effect for the Company for its fiscal year beginning on October 1, 2017.

THE COMPENSATION COMMITTEE REPORT

ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion & Analysis with management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this report.

Submitted by the Compensation Committee:

David Slackman, Chairman

Harvey Leibowitz

Edward Celano

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently is composed of David Slackman, Harvey Leibowitz and Ed Celano, none of whom is an employee or a current or former officer of the Company. None of our executive officers serves as a member of the compensation committee, or any other committee serving an equivalent function, or member of the Board of Directors for any company where a member of our Compensation Committee serves as an executive officer.

COMPENSATION COMMITTEE MATTERS

Compensation Committee. As of September 30, 2015, the Compensation Committee consisted of David Slackman (Chairman), Harvey Leibowitz and Ed Celano. The Compensation Committee is empowered by the Board of Directors to review the executive compensation of our officers and directors and to recommend any changes in compensation to the full Board of Directors. As noted above, all three members of the Compensation Committee have been determined to be “independent” within the meaning of SEC and NASDAQ regulations. As required under NASDAQ Rule 5605(d)(1), the Compensation Committee assesses the adequacy of its charter on an annual basis.

Compensation Committee Charter. The Board of Directors has adopted a Compensation Committee charter to govern its Compensation Committee. The Compensation Committee charter was filed as Appendix A to our 2015 proxy statement.

AUDIT COMMITTEE MATTERS

Audit Committee. As of September 30, 2015, the Audit Committee consisted of Harvey Leibowitz (Chairman), David Slackman and Edward Celano. Mr. Slackman became a member of the Audit Committee effective as of January 1, 2015, replacing Mr. Badillo, who passed away in December 2014. The Audit Committee is empowered by the Board of Directors to, among other things: serve as an independent and objective party to monitor our financial reporting process, internal control system and disclosure control system; review and appraise the audit efforts of our independent accountants; assume direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and our management regarding financial reporting issues; and provide an open avenue of communication among the independent accountants, financial and senior management, and the Board of Directors.

Audit Committee Financial Expert. The Board of Directors has determined that Harvey Leibowitz is an “audit committee financial expert” as such term is defined by the SEC. As noted above, Mr. Leibowitz, as well as the other members of the Audit Committee, has been determined to be “independent” within the meaning of SEC and NASDAQ regulations.

Audit Committee Charter. The Audit Committee performed its duties during Fiscal 2015 under a written charter approved by the Board of Directors. The Audit Committee charter was filed as Appendix B to our 2015 proxy statement.

Independence of Audit Committee Members. Our Common Stock is listed on the NASDAQ Global Select Market and we are governed by the listing standards applicable thereto. All members of the Audit Committee of the Board of Directors have been determined to be “independent directors” pursuant to the definition contained in Rule 5605(a)(2) of the NASDAQ Listing Rules and under the Rule 10A-3 under the Exchange Act.

Audit Committee Report. In connection with the preparation and filing of our Annual Report on Form 10-K for the fiscal year ended September 30, 2015:

(1) The Audit Committee reviewed and discussed the audited financial statements with our management.

(2) The Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 16, Communication with Audit Committees.

The Audit Committee received and reviewed the written disclosures and the letter from our independent registered public accounting firm required by the Independence Standards Board Standard No. 1, as may be modified or supplemented, and discussed with our independent registered public accounting firm any relationships that may impact their objectivity and independence and satisfied itself as to the auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the 2015 Annual Report on Form 10-K.

Audit Committee Members:

Harvey Leibowitz (Chairman)

David Slackman

Edward Celano

The foregoing report of the Audit Committee is not to be deemed “soliciting material” or deemed to be filed with the SEC or subject to Regulation 14A of the Exchange Act, except to the extent specifically requested by us or incorporated by reference in documents otherwise filed.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for the Approval of Related Person Transactions

The Audit Committee Charter provides that the Audit Committee has the authority to establish, and communicate to the full Board and management, policies that restrict us and our affiliates from entering into related person transactions without the Audit Committee’s prior review and approval. In accordance with these policies, the Audit Committee on a timely basis reviews and, if appropriate, approves all related person transactions.

At any time in which an executive officer, director or nominee for director becomes aware of any contemplated or existing transaction that, in that person’s judgment may be a related person transaction, the executive officer, director or nominee for director is expected to notify the Chairman of the Audit Committee of the transaction. Generally, the Chairman of the Audit Committee reviews any reported transaction and may consult with outside legal counsel regarding whether the transaction is, in fact, a related person transaction requiring approval by the Audit Committee. If the transaction is considered to be a related person transaction, then the Audit Committee will review the transaction at its next scheduled meeting or at a special meeting of the committee.

Related Person Transactions

On December 28, 2011, we, through a newly-formed indirect subsidiary, ASFI Pegasus Holdings, LLC (“APH”), entered into a joint venture (the “Venture”) with Pegasus Legal Funding, LLC (“PLF”) to form Pegasus Funding, LLC (“Pegasus”) for a period of five (5) years (the “Term”) in accordance with an Operating Agreement between PLF and APH. The Venture will purchase interests in personal injury claims from claimants who are a party to a personal injury litigation with the expectation of a settlement in the future. In connection with the Venture, Piccolo Business Advisory which is owned by Louis Piccolo, a non-independent director of the Company, will receive a fee from Pegasus which is calculated at $350,000 per $10,000,000 loaned to Pegasus by Fund Pegasus, LLC, a subsidiary of the Company, up to a maximum of $700,000, which fee is payable over eight years with payments being made in part from Pegasus’s operating expenses during the Term and thereafter by PLF and its affiliates. Piccolo Business Advisory has been paid $424,000 to date. One of our subsidiaries is advancing to Pegasus funds to cover Pegasus’s operating expenses, which include payments to Piccolo Business Advisory. We expect these advances to be repaid by Pegasus after generating revenue from its litigation funding operations.

On September 17, 2015, the Company agreed to terms on a consulting agreement (the “Consulting Agreement”) for a two-year, $80,000 contract with Piccolo Business Advisory. The Consulting Agreement provides that Piccolo Business Advisory will provide consulting services to us, which includes analysis of proposed debt and equity transactions, due diligence and financial analysis and management consulting services (“Services”). The compensation is to be paid quarterly. For the fiscal year ended September 30, 2015, the Company paid Mr. Piccolo approximately $3,000 for the Services.

On July 1, 2015 Mr. Arthur Stern , former Chairman Emeritus of the Company, retired from the Board of Directors of the Company and became a consultant to the Company at a rate of $150,000 per annum. The Company and Mr. Arthur Stern are in the process of finalizing the consulting agreement.